SEC
Mail Processing
Section

FEB 27 2014

Washington DC
404

[redacted]

14046034

mk

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Grove Investments Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 S. Walnut Street
(No. and Street)

Rochester	Illinois	62563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Pettyjohn 217-498-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eck, Schafer & Punke, LLP
(Name – *if individual, state last, first, middle name*)

600 East Adams	Springfield	Illinois	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, Donald J McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Grove Investment Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARGARET BERGSCHNEIDER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/08/14

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2013 and 2012

CONTENTS

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INCORPORATING THE PRACTICE OF
PERRINO & ASSOCIATES, P.C.

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120

214 South Sixth Street, Suite 300
Springfield, Illinois 62701
217-523-4123
Fax 217-523-5929

www.espcpa.com

Independent Auditors' Report

To the Board of Directors
Oak Grove Investment Services, Inc.
Rochester, Illinois

We have audited the accompanying financial statements of Oak Grove Investment Services, Inc., which are comprised of the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oak Grove Investment Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 24, 2014

Oak Grove Investment Services, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 22,912	$ 31,759
Investment	5,998	5,998
Accounts receivable	28	6,655
Prepaid taxes	3,719	-
Other	3,927	578
Total current assets	36,584	44,990
PROPERTY AND EQUIPMENT, less accumulated depreciation of $ 3,836 in 2013 and $ 3,808 in 2012	8,130	28
Total assets	$ 44,714	$ 45,018
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 1,028	$ 6,124
Accrued income taxes	-	939
Total current liabilities	1,028	7,063
STOCKHOLDER'S EQUITY		
Common stock - 1,000,000 shares; authorized, issued and outstanding with no par value	1,000	1,000
Additional paid-in capital	16,050	16,050
Retained earnings	26,636	20,905
Total stockholder's equity	43,686	37,955
Total liabilities and stockholder's equity	$ 44,714	$ 45,018

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF INCOME

Year Ended December 31

	2013	2012
REVENUE		
Commission income	$ 303,633	$ 233,920
Miscellaneous income	3,000	1,305
Sale of accounts	-	10,850
Interest income	24	30
Total revenue	306,657	246,105
EXPENSES		
Commissions	234,714	177,012
Rent	7,200	9,362
Management fee	6,000	6,000
Consulting fees	9,465	9,389
Licensing	1,701	3,435
Legal and accounting	4,390	4,280
Membership	3,000	1,670
Contract labor	3,000	2,400
Insurance bond	769	1,238
Health and life insurance	256	307
Bank charges	611	543
Depreciation	28	55
Advertising	4,651	5,417
Miscellaneous	2,260	543
Total expenses	278,045	221,651
Net income before income taxes	28,612	24,454
Federal income taxes	2,881	939
NET INCOME	$ 25,731	$ 23,515

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance (deficit) at December 31, 2011	$ 1,000	$ 16,050	$ (2,610)	$ 14,440
Net income for the year	-	-	23,515	23,515
Balance at December 31, 2012	1,000	16,050	20,905	37,955
Net income for the year	-	-	25,731	25,731
Dividends paid	-	-	(20,000)	(20,000)
Balance at December 31, 2013	$ 1,000	$ 16,050	$ 26,636	$ 43,686

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CASH FLOWS

Year Ended December 31

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 25,731	$ 23,515
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	28	55
Changes in certain assets and liabilities		
Accounts receivable	6,627	1,303
Prepaid taxes	(3,719)	-
Other current assets	(3,349)	464
Accounts payable and accrued expenses	(5,096)	(3)
Accrued income taxes	(939)	939
Net cash flows from operating activities	19,283	26,273
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed asset purchases	(8,130)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(20,000)	-
CHANGE IN CASH AND CASH EQUIVALENTS	(8,847)	26,273
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31,759	5,486
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 22,912	$ 31,759
Income taxes paid	$ 7,539	$ -

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Oak Grove Investment Services, Inc. (the Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

2. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they are charged to operations when that determination is made.

4. Property and Equipment

Fixed assets are stated at cost. Depreciation is computed using accelerated methods. The useful lives used are 5 to 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

5. Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

6. Revenue Recognition

Commission income is recorded when all significant services related to the sale of the securities or financial products have been performed by the broker-dealer.

NOTE B - INVESTMENT

The Company has a certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2013. The rate of interest is .4%. The certificate is carried at its net liquidation value.

NOTE C - INCOME TAXES

The Company prepares its tax returns on the cash basis of accounting. For 2013 and 2012, the Company had a provision for Federal income tax of $ 2,881 and $ 939, respectively. There was no Illinois income tax for either year. The Illinois income tax for 2013 was offset by an Illinois NLD carryover from prior years.

Oak Grove Investment Services, Inc. follows US GAAP related to accounting for uncertainty in income taxes, which sets a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Tax positions for the open tax years as of December 31, 2013 were reviewed, and it was determined that no provision for uncertain tax positions is required. The Company's income tax returns for years subsequent to 2009 are open, by statute, for review by authorities.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital (as defined) of not less than $ 5,000. It also requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital (as defined) of $ 35,556 and $ 37,927, respectively.

NOTE E - RELATED PARTY TRANSACTIONS

The Company leases office space from the Pettyjohn Family Trust at the rate of $ 600 per month. The terms of the lease have been agreed to be extended on a month-to-month basis.

NOTE E - RELATED PARTY TRANSACTIONS - Continued

The Company pays a monthly management fee of $ 500 to Acorn Service Group, Inc. Fees totaled $ 6,000 for the years ended December 31, 2013 and 2012. Expenses covered by the management fee include: office space, staff, utilities, supplies, equipment, and management of the Company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.

NOTE F - CONSIDERATION OF SUBSEQUENT EVENTS

The Company assessed events that have occurred subsequent to December 31, 2013 through February 24, 2014, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

NOTE G - MANAGEMENT'S PLAN FOR ONGOING OPERATIONS

Management has other entities and intends to support the NASD registered broker-dealer through these entities to the extent necessary to keep the Company adequately capitalized.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INCORPORATING THE PRACTICE OF
PERRINO & ASSOCIATES, P.C.

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120

214 South Sixth Street, Suite 300
Springfield, Illinois 62701
217-523-4123
Fax 217-523-5929

www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
Oak Grove Investments, Inc.
Rochester, Illinois

We have audited the financial statements of Oak Grove Investment Services, Inc. as of and for the years ended December 31, 2013 and 2012, and have issued our report thereon dated February 24, 2014, which contained an unmodified opinion on those financial statements. Our audits were performed for the purpose of forming an opinion on the financial statements as a whole. The schedule of net capital presented on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 24, 2014

Oak Grove Investment Services, Inc.

SCHEDULES OF NET CAPITAL

Year Ended December 31

	2013	2012
Allowable assets	$ 36,584	$ 44,990
Total liabilities	1,028	7,063
Net capital per audit report accrual basis	$ 35,556	$ 37,927
Net capital per December 31 FOCUS Report	$ 36,253	$ 40,823

OAK GROVE INVESTMENT SERVICES, INC.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

December 31, 2013

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INCORPORATING THE PRACTICE OF
PERRINO & ASSOCIATES, P.C.

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120

214 South Sixth Street, Suite 300
Springfield, Illinois 62701
217-523-4123
Fax 217-523-5929

www.espcpa.com

To the Board of Directors
Oak Grove Investment Services, Inc.
Rochester, Illinois

In planning and performing our audit of the financial statements of Oak Grove Investment Services, Inc. (the Company) for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debt) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first paragraph of this letter and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We believe the following deficiency to be a significant deficiency. Our recommendation regarding this matter is discussed below.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only one person records all cash and security transactions and does the bookkeeping for the Company. This weakness is somewhat mitigated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 24, 2014